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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*


                                      Ixia
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45071R109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).





Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


                                Page 1 of 9 Pages

---------------------------------
CUSIP No. 45071R109
---------------------------------

--------------------------------------------------------------------------------

        1           NAMES OF REPORTING PERSONS
                    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                            Errol Ginsberg
--------------------------------------------------------------------------------

        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  [ ]
                    (See Instructions)                                  (b)  [ ]
--------------------------------------------------------------------------------

        3           SEC USE ONLY
--------------------------------------------------------------------------------

        4           CITIZENSHIP OR PLACE OF ORGANIZATION           United States
--------------------------------------------------------------------------------

                       5     SOLE VOTING POWER               0 shares
      NUMBER           ---------------------------------------------------------
        OF
      SHARES           6     SHARED VOTING POWER 5,517,417 shares held by the
   BENEFICIALLY              Errol Ginsberg and Annette R. Michelson Family
      OWNED                  Trust dated October 13, 1999, the voting power of
        BY                   which is shared by Errol Ginsberg and Annette R.
  EACH REPORTING             Michelson (Mr. Ginsberg's spouse) as the trustees
      PERSON                 thereof.
       WITH            ---------------------------------------------------------

                       7     SOLE DISPOSITIVE POWER          0 shares
                       ---------------------------------------------------------

                       8 SHARED DISPOSITIVE POWER 5,517,417 shares held by the Errol Ginsberg and Annette R. Michelson Family Trust dated October 13, 1999, the dispositive power of which is shared by Errol Ginsberg and Annette R. Michelson as the trustees thereof.
--------------------------------------------------------------------------------

        9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                5,517,417 shares
--------------------------------------------------------------------------------

        10          CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDED CERTAIN
                    SHARES (See Instructions)                                [ ]
--------------------------------------------------------------------------------

        11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)       8.9%
--------------------------------------------------------------------------------

        12          TYPE OF REPORTING PERSON (See Instructions)              IN
--------------------------------------------------------------------------------

                                Page 2 of 9 Pages

---------------------------------
CUSIP No. 45071R109
---------------------------------

--------------------------------------------------------------------------------

        1           NAMES OF REPORTING PERSONS
                    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                            Annette R. Michelson
--------------------------------------------------------------------------------

        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                    (See Instructions)                                   (b) [ ]
--------------------------------------------------------------------------------

        3           SEC USE ONLY
--------------------------------------------------------------------------------

        4           CITIZENSHIP OR PLACE OF ORGANIZATION           United States
--------------------------------------------------------------------------------

                       5     SOLE VOTING POWER               0 shares
      NUMBER           ---------------------------------------------------------
        OF
      SHARES           6     SHARED VOTING POWER 5,517,417 shares held by the
   BENEFICIALLY              Errol Ginsberg and Annette R. Michelson Family
      OWNED                  Trust dated October 13, 1999, the voting power of
        BY                   which is shared by Annette R. Michelson and Errol
  EACH REPORTING             Ginsberg (Ms. Michelson's spouse) as the trustees
      PERSON                 thereof.
       WITH            ---------------------------------------------------------

                       7     SOLE DISPOSITIVE POWER          0 shares
                       ---------------------------------------------------------

                       8 SHARED DISPOSITIVE POWER 5,517,417 shares held by the Errol Ginsberg and Annette R. Michelson Family Trust dated October 13, 1999, the dispositive power of which is shared by Annette R. Michelson and Errol Ginsberg as the trustees thereof.
--------------------------------------------------------------------------------

        9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                5,517,417 shares
--------------------------------------------------------------------------------

        10          CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDED CERTAIN
                    SHARES (See Instructions)                                [ ]
--------------------------------------------------------------------------------

        11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)       8.9%
--------------------------------------------------------------------------------

        12          TYPE OF REPORTING PERSON (See Instructions)               IN
--------------------------------------------------------------------------------

                                Page 3 of 9 Pages

---------------------------------
CUSIP No. 45071R109
---------------------------------

--------------------------------------------------------------------------------

        1           NAMES OF REPORTING PERSONS
                    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                            The Errol Ginsberg and Annette R. Michelson Family Trust dated October 13, 1999 (the "Ginsberg and Michelson Family Trust")
--------------------------------------------------------------------------------

        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                    (See Instructions)                                   (b) [ ]
--------------------------------------------------------------------------------

        3           SEC USE ONLY
--------------------------------------------------------------------------------

        4           CITIZENSHIP OR PLACE OF ORGANIZATION              California
--------------------------------------------------------------------------------

                       5     SOLE VOTING POWER               0 shares
      NUMBER           ---------------------------------------------------------
        OF
      SHARES           6     SHARED VOTING POWER 5,517,417 shares, the voting
   BENEFICIALLY              power of which is shared by Errol Ginsberg and
      OWNED                  Annette R. Michelson as trustees of the Ginsberg
        BY                   and Michelson Family Trust.
  EACH REPORTING       ---------------------------------------------------------
      PERSON
       WITH            7     SOLE DISPOSITIVE POWER          0 shares
                       ---------------------------------------------------------

                       8 SHARED DISPOSITIVE POWER 5,517,417 shares, the dispositive power of which is shared by Errol Ginsberg and Annette R. Michelson as trustees of the Ginsberg and Michelson Family Trust.
--------------------------------------------------------------------------------

        9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                5,517,417 shares
--------------------------------------------------------------------------------

        10          CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDED CERTAIN
                    SHARES (See Instructions)                                [ ]
--------------------------------------------------------------------------------

        11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)       8.9%
--------------------------------------------------------------------------------

        12          TYPE OF REPORTING PERSON (See Instructions)               OO
--------------------------------------------------------------------------------


                                Page 4 of 9 Pages

---------------------------------
CUSIP No. 45071R109
---------------------------------


ITEM 1(a)    NAME OF ISSUER:

             Ixia

ITEM 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             26601 West Agoura Road, Calabasas, CA  91302

ITEM 2(c)    NAME OF PERSON FILING:

             This Statement is being filed jointly by Errol Ginsberg, Annette R. Michelson and the Errol Ginsberg and Annette R. Michelson Family Trust dated October 13, 1999, who are sometimes collectively referred to as the "Reporting Persons." Mr. Ginsberg is the President and Chief Executive Officer of the Issuer. Ms. Michelson is the spouse of Mr. Ginsberg.

 ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

             The address of the principal business office of the Reporting Persons is c/o Ixia, 26601 West Agoura Road, Calabasas, California 91302.

ITEM 2(c)    CITIZENSHIP:

             Mr. Ginsberg and Ms. Michelson are United States citizens. The Errol Ginsberg and Annette R. Michelson Family Trust dated October 13, 1999 is a trust established under the laws of the State of California.

ITEM 2(d)    TITLE OF CLASS OF SECURITIES:

             Common Stock

ITEM 2(e)    CUSIP NUMBER:

             45071R109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

             (a) [ ] Broker or dealer registered under section 15 of the Act (15
                     U.S.C. 78o).

             (b) [ ] Bank as defined in section 3(a)(6) of the Act (15
                     U.S.C. 78c).

             (c) [ ] Insurance company as defined in section 3(a)(19) of the
                     Act (15 U.S.C. 78c).

             (d) [ ] Investment company registered under section 8 of the
                     Investment Company Act of 1940 (15 U.S.C. 80a-8).

             (e) [ ] An investment adviser in accordance with
                     Section 240.13d-1(b)(1)(ii)(E).

             (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).


                                Page 5 of 9 Pages

---------------------------------
CUSIP No. 45071R109
---------------------------------


             (g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

             (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

             (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

             (j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

             Not applicable

ITEM 4.      OWNERSHIP:

             Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

             The following information with respect to the ownership of Ixia's Common Stock by the Reporting Persons is provided as of December 31, 2004, the last day of the year covered by this Statement:

             (a) Amount beneficially owned: See Row 9 of cover page for each
                 Reporting Person.

             (b) Percent of class: See Row 11 of cover page for each Reporting
                 Person.

             (c) Number of shares as to which the person has:

                     (i) Sole power to vote or direct the vote: See Row 5 of cover page for each Reporting Person.

                     (ii) Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.

                     (iii) Sole power to dispose or to direct the disposition
                           of: See Row 7 of cover page for each Reporting
                           Person.





                     (iv) Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

             Instruction: For computations regarding securities which represent a right to acquire an underlying security Section 240.13d3(d)(1).


                                Page 6 of 9 Pages

---------------------------------
CUSIP No. 45071R109
---------------------------------


ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

             Instruction: Dissolution of a group required a response to this item. Not applicable

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

             To the best knowledge of each of the Reporting Persons, no person other than each of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ixia Common Stock owned by the Reporting Persons.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

             Not applicable

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

             Not applicable

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP:

             Not applicable

ITEM 10.     CERTIFICATION:

             Not applicable


                                Page 7 of 9 Pages

---------------------------------
CUSIP No. 45071R109
---------------------------------


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    Date: February 9, 2005

                                    /s/ ERROL GINSBERG
                                    ------------------------------------
                                    Errol Ginsberg (Signature)



                                    /s/ ANNETTE R. MICHELSON
                                    ------------------------------------
                                    Annette R. Michelson (Signature)


                                    THE ERROL GINSBERG AND ANNETTE R.
                                    MICHELSON FAMILY TRUST
                                    DATED OCTOBER 13, 1999


                                    By: /s/ ERROL GINSBERG
                                       ---------------------------------
                                       Errol Ginsberg, Trustee (Signature)


                                    By: /s/ ANNETTE R. MICHELSON
                                       ---------------------------------
                                       Annette R. Michelson, Trustee (Signature)





The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties for whom copies are to be sent.

ATTENTION:   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
             CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)


                                Page 8 of 9 Pages

---------------------------------
CUSIP No. 45071R109
---------------------------------


                                  EXHIBIT INDEX

Exhibit Number      Exhibit                                    Page
--------------      -------                                    ----
       1            Agreement to File Joint Statements on      Page 9 of 9 pages
                    Schedule 13G(1)

-----------------------

(1) Incorporated by reference to the Reporting Persons' Amendment No. 3 to
    Schedule 13G filed with the Commission on February 6, 2004.


                                Page 9 of 9 Pages